EXHIBIT 99.1

Neptune Sherbrooke Plant to Resume Production

Product Line Expanded

LAVAL, Quebec, June 13, 2014 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB), announced today that its Sherbrooke, Quebec, Canada production facility has received all required operating permits and production will now resume.

"This marks a new beginning for the Corporation," highlighted Mr. Andre Godin, Interim Chief Executive Officer and Chief Financial Officer of Neptune. "We have laid the foundation for growth and are well positioned to reaffirm our role as a premier krill oil manufacturer." The plant features robust safety measures to ensure the wellbeing of employees and state-of-the-art equipment, which allows for enhanced manufacturing practices. It has also been built to accommodate a doubling of capacity going forward. In addition to the plant, Neptune also recently opened a state-of-the-art laboratory, which allows for research, new product development, and quality analysis to be done in-house.

Production will commence gradually and the Corporation anticipates a ramp up period of around 90 days before reaching production capacity of approximately 150 metric tons of krill oil annually. The plant will focus on producing Neptune's premium krill oil, NKO®, the original krill oil, with the highest concentration of omega-3 phospholipids in the industry and strong brand awareness. Later this year, Neptune will also make available three new condition-specific formulations, including:

  NKO®BEAT: supports heart health and blood circulation
  NKO®FLEX: supports bone and joint health
  NKO®FOCUS: supports brain and vision health

Each of the new formulations have NKO® as the main component along with additional ingredients to support the specific areas of the body targeted, such as Coenzyme Q10 (CoQ10) for the heart, vitamin D for bone and joint health; and thiamine and lutein for the brain and vision. A video on the new facilities and formulations, hosted by Neptune's ambassador, John Elway, can be found at www.neptunekrilloil.com.

"In a market where product differences are scarce, Neptune's differentiated offerings, backed by a strong and recognized patent estate put the Corporation in a solid position to capitalize on the fast growing omega-3 nutraceutical space," highlighted Mr. Godin. "This is an exciting time for Neptune and we remain focused on strengthening our business, affirming our leadership as an innovator, growing our market presence and enabling a better, healthier way of life in today's world."

To celebrate the opening, Neptune will be holding an event for the media and members of government at the plant on Monday June 16, 2014 at 10AM.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Neptune holdsapproximately 49% of the participating and voting rights of Acasti Pharma Inc. ("Acasti") and 95% of the voting rights of NeuroBioPharm Inc. ("NeuroBio"). Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBioPharm respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form, which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunebiotech.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Neptune Contacts:
         Andre Godin
         Interim CEO and CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         neptunebiotech.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com